Exhibit 99.1

Market Announcement

17 November 2023

Incannex Healthcare Limited (ASX: IHL) – Suspension from Quotation

Description

The securities of Incannex Healthcare Limited (‘IHL’) will be suspended from quotation at the close of trading on Friday, 17 November 2023 under Listing Rule 17.2, following lodgement of the Federal Court of Australia orders with ASIC approving the scheme of arrangement by which Incannex Healthcare Inc. will acquire all of the issued securities in IHL.

Issued by

Melissa Kostopoulos

Senior Adviser, Listings Compliance

17 November 2023	Market Announcement 1/1
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